UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-42153

TOYO Co., Ltd

5F, Tennoz First Tower

2-2-4, Higashi-Shinagawa, Shinagawa-ku

Tokyo, Japan 140-0002

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

EXPLANATORY NOTE

TOYO Co., Ltd, a Cayman Islands exempted company (“TOYO” or the “Company”), is furnishing this Form 6-K to provide unaudited interim financial statements for the six months ended June 30, 2026.

A copy of the investor presentation of the Company for the conference call held by the Company on August 19, 2026 to discuss the Company’s results for the second quarter of 2026 and the six months ended June 30, 2026 is being furnished as Exhibit 99.3 with this Report on Form 6-K.

A copy of the press release of the Company, dated August 19, 2026, relating to its financial results for the second quarter of 2026 and the six months ended June 30, 2026 is being furnished as Exhibit 99.4 with this Report on Form 6-K.

INCORPORATION BY REFERENCE

This Report on Form 6-K is hereby incorporated by reference in the Company’s registration statements on Form F-3 (File No. 333-290952) and Form S-8 (File No. 333-284642) to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Unaudited Interim Consolidated Financial Statements as of June 30, 2026 and for the Six Months Ended June 30, 2026 and 2025.
99.2	Operating and Financial Review and Prospects in Connection with the Unaudited Interim Consolidated Financial Statements for the Six Months Ended June 30, 2026 and 2025.
99.3	Investor Presentation dated August 19, 2026
99.4	Press release dated August 19, 2026
101.INS	XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOYO Co., Ltd

By:	/s/ Takahiko Onozuka
Name:	Takahiko Onozuka
Title:	Director and Chief Executive Officer

Date: August 19, 2026

3